Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

40-33
811-08365
Branch 22

Morgan Lewis
COUNSELORS AT LAW

RECD S.E.C.
DEC 21 2004
1086

Todd Brody
212-309-6045
tbrody@morganlewis.com

04053689

RECD S.E.C.
DEC 21 2004
1086

December 21, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (re: Revenue Sharing Cases)

We are counsel to Evergreen Investment Management Company, LLC and have been asked by the individuals and registered companies identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company.

Attached please find the Consolidated Amended Class Action Complaint, which was filed in *In Re Evergreen Mutual Funds Fee Litigation*, 04-CV 4453 in the Southern District of New York. The party-defendants listed on Schedule A are individuals that have been newly added in the above-referenced complaint. The previously named registered investment companies and defendants in these actions were listed in the Schedule A documents attached to our September 17, 2004 letter (the letter and schedule are attached).

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger. If you have any questions, please do not hesitate to contact me at (212) 309-6045.

Respectfully,

Todd Brody

Schedule A

Newly Named Individual Defendants

Louis A. Moelchert
William M. Ennis
Anthony J. Fischer
Nimish S. Bhatt
Bryan Haft

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Christopher P. Hall
212-309-6158
chall@morganlewis.com

September 17, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (re: Revenue Sharing Cases)

We are counsel to Evergreen Investment Management Company, LLC and have been asked by the individuals and registered companies identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company. Attached please find five complaints in which the individuals and/or Funds have been named as party-defendants or nominal defendants.

We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger. If you have any questions, please do not hesitate to contact me at (212) 309-6702.

Respectfully,

Christopher P. Hall

Schedule A

Individuals

Laurence B. Ashkin
Charles A. Austin, III
Arnold H. Dreyfuss
Dennis H. Ferro
K. Dun Gifford
James S. Howell
Leroy Keith, Jr.
Carol Kosel
Michael H. Koonce
Gerald M. McDonnell
Thomas L. McVerry
William Walt Pettit
David M. Richardson
Russel A. Salton, III
Michael S. Scofield
Richard J. Shima
Richard K. Wagoner

Registered Investment Companies

*The trusts are not named parties in these actions, but because the series names below the trusts are named as nominal defendants the trusts are listed on this Schedule.

*EVERGREEN SELECT FIXED INCOME TRUST (811-08365)
- Evergreen International Bond Fund
- Evergreen Core Bond Fund
- Evergreen Intermediate Municipal Bond Fund
- Evergreen Adjustable Rate Fund
- Evergreen Limited Duration Fund
- Evergreen Short Intermediate Bond Fund

*EVERGREEN SELECT EQUITY TRUST (811-08363)
- Evergreen Strategic Growth Fund
- Evergreen Special Equity Fund
- Evergreen Equity Index Fund
- Evergreen Strategic Value Fund

*EVERGREEN MUNICIPAL TRUST (811-08367)
- Evergreen California Municipal Bond Fund

Evergreen Connecticut Municipal Bond Fund
Evergreen New Jersey Municipal Bond Fund
Evergreen New York Municipal Bond Fund
Evergreen Pennsylvania Municipal Bond Fund
Evergreen Florida High Income Municipal Bond Fund
Evergreen Florida Municipal Bond Fund
Evergreen Georgia Municipal Bond Fund
Evergreen Maryland Municipal Bond Fund
Evergreen North Carolina Municipal Bond Fund
Evergreen South Carolina Municipal Bond Fund
Evergreen Virginia Municipal Bond Fund
Evergreen High Grade Municipal Bond Fund
Evergreen High Income Municipal Bond Fund
Evergreen Municipal Bond Fund
Evergreen Short-Intermediate Municipal Bond Fund

*EVERGREEN EQUITY TRUST (811-08413)
Evergreen Asset Allocation Fund
Evergreen Balanced Fund
Evergreen Foundation Fund
Evergreen Aggressive Growth Fund
Evergreen Fund
Evergreen Growth Fund
Evergreen Large Cap Equity Fund
Evergreen Large Company Growth Fund
Evergreen Masters Fund
Evergreen Mid Cap Growth Fund
Evergreen Omega Fund
Evergreen Blue Chip Fund
Evergreen Equity Income Fund
Evergreen Growth and Income Fund
Evergreen Large Cap Value Fund
Evergreen Mid Cap Value Fund
Evergreen Small Cap Value Fund
Evergreen Special Values Fund
Evergreen Health Care Fund
Evergreen Technology Fund
Evergreen Utility and Telecommunications Fund
Evergreen Tax Strategic Foundation Fund

*EVERGREEN FIXED INCOME TRUST (811-08415)
Evergreen Diversified Bond Fund
Evergreen High Yield Bond Fund
Evergreen Strategic Income Fund
Evergreen U.S. Government Fund

Evergreen Ultra Short Bond Fund

*EVERGREEN INTERNATIONAL TRUST (811-08553)
- Evergreen Emerging Markets Growth Fund
- Evergreen Global Leaders Fund
- Evergreen Global Opportunities Fund
- Evergreen International Equity
- Evergreen Precious Metals Fund

*EVERGREEN MONEY MARKET TRUST (811-08555)
- Evergreen California Municipal Money Market Fund
- Evergreen Florida Municipal Money Market Fund
- Evergreen Money Market Fund
- Evergreen Municipal Money Market Fund
- Evergreen New Jersey Municipal Money Market Fund
- Evergreen New York Municipal Money Market Fund
- Evergreen Pennsylvania Municipal Money Market Fund
- Evergreen Treasury Money Market Fund
- Evergreen U.S. Government Money Market Fund

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re EVERGREEN MUTUAL FUNDS FEE LITIGATION	)	MASTER FILE: 04-cv-4453 (RWS)
THIS DOCUMENT APPLIES TO: ALL ACTIONS	)	

CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, media reports, news articles, academic literature and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action based upon the charging of excessive and improper fees and expenses to Evergreen mutual fund investors by Evergreen Investment Company ("Evergreen"), and those of its subsidiaries and affiliates also named herein as Defendants. Defendants then used these fees, in part, to improperly pay and induce brokerage firms to steer more investors into Evergreen mutual funds (the "Evergreen Funds" or the "Funds"), enabling the fund managers to reap higher management fees at the expense of the Class. As a result of their material misrepresentations and omissions and conduct detailed below, Defendants are liable for violations of the Investment Company Act of 1940 (the "Investment Company Act"); the Investment Advisers Act of 1940 (the "Investment Advisers Act"); New York General Business Law § 349; and for unjust enrichment and aiding and abetting breaches of fiduciary duty to a class (the "Class") of all persons or entities who held one or more shares of Evergreen

Funds, as set forth in Exhibit A attached hereto, during the period June 14, 1999 and ending November 17, 2003 (the "Class Period").

2. In essence, Defendants used Evergreen Fund investor assets to pay kickbacks to brokerages in exchange for the brokerages steering their clients into Evergreen Funds. Defendants referred to this as buying "shelf-space" at the brokerages whereby they made undisclosed and improper payments to brokerages including Morgan Stanley Dean Witter ("Morgan Stanley"), AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities[1] to induce them to direct investors into Evergreen Funds. Then, once invested in Evergreen Funds, investors were charged and paid undisclosed fees to Defendants that were improperly used by the Defendants to pay brokers to push Evergreen Funds on still more investors in order to increase the level of investments in Evergreen Funds.

3. Evergreen was motivated to engage in this undisclosed plan of charging excessive fees to Fund investors to capitalize on their scheme to induce brokers to steer investors into Evergreen Funds. The fees Evergreen collected for managing and advising the Evergreen Funds were calculated as a percentage of the Funds' value and, therefore, increased as the assets invested in the Evergreen Funds grew.

4. Defendants' practice of charging excessive fees and commissions to Evergreen Funds investors to pay and induce brokers to steer investors into the Evergreen Funds necessarily created insurmountable and unmanageable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but in fact were only concerned with their pay-offs from Evergreen.

[1] Wachovia Securities is the trade name under which Wachovia Corporation, the parent company of Evergreen, provides brokerage services.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re EVERGREEN MUTUAL FUNDS FEE LITIGATION THIS DOCUMENT APPLIES TO: ALL ACTIONS	)))))	MASTER FILE: 04-cv-4453 (RWS)

CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, media reports, news articles, academic literature and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action based upon the charging of excessive and improper fees and expenses to Evergreen mutual fund investors by Evergreen Investment Company ("Evergreen"), and those of its subsidiaries and affiliates also named herein as Defendants. Defendants then used these fees, in part, to improperly pay and induce brokerage firms to steer more investors into Evergreen mutual funds (the "Evergreen Funds" or the "Funds"), enabling the fund managers to reap higher management fees at the expense of the Class. As a result of their material misrepresentations and omissions and conduct detailed below, Defendants are liable for violations of the Investment Company Act of 1940 (the "Investment Company Act"); the Investment Advisers Act of 1940 (the "Investment Advisers Act"); New York General Business Law § 349; and for unjust enrichment and aiding and abetting breaches of fiduciary duty to a class (the "Class") of all persons or entities who held one or more shares of Evergreen

Funds, as set forth in Exhibit A attached hereto, during the period June 14, 1999 and ending November 17, 2003 (the "Class Period").

2. In essence, Defendants used Evergreen Fund investor assets to pay kickbacks to brokerages in exchange for the brokerages steering their clients into Evergreen Funds. Defendants referred to this as buying "shelf-space" at the brokerages whereby they made undisclosed and improper payments to brokerages including Morgan Stanley Dean Witter ("Morgan Stanley"), AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities[1] to induce them to direct investors into Evergreen Funds. Then, once invested in Evergreen Funds, investors were charged and paid undisclosed fees to Defendants that were improperly used by the Defendants to pay brokers to push Evergreen Funds on still more investors in order to increase the level of investments in Evergreen Funds.

3. Evergreen was motivated to engage in this undisclosed plan of charging excessive fees to Fund investors to capitalize on their scheme to induce brokers to steer investors into Evergreen Funds. The fees Evergreen collected for managing and advising the Evergreen Funds were calculated as a percentage of the Funds' value and, therefore, increased as the assets invested in the Evergreen Funds grew.

4. Defendants' practice of charging excessive fees and commissions to Evergreen Funds investors to pay and induce brokers to steer investors into the Evergreen Funds necessarily created insurmountable and unmanageable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but in fact were only concerned with their pay-offs from Evergreen.

[1] Wachovia Securities is the trade name under which Wachovia Corporation, the parent company of Evergreen, provides brokerage services.

5. The practice of charging excessive fees and commissions also created insurmountable and unmanageable conflicts of interest for the investment advisers to the Evergreen Funds who had a duty to act in the best interests of Fund investors, but were, in fact, only concerned with siphoning fees from the Fund investors to induce brokers to artificially increase the amount of money invested in Evergreen Funds.

6. The truth about Evergreen began to emerge on November 17, 2003, when the SEC and the National Association of Securities Dealers ("NASD") fined and sanctioned the brokerage house Morgan Stanley for, among other wrongdoing, accepting Defendants' impermissible payments in exchange for aggressively pushing Evergreen Funds over other mutual funds through a program known as the "Partners Program." Pursuant to the November 17, 2003 SEC Order Instituting Administrative and Cease-and Desist Proceedings, Making Findings, and Imposing Remedial Sanctions In the Matter of Morgan Stanley DW, Inc. (the "Morgan Stanley SEC Cease-and-Desist Order"), Morgan Stanley was required to "place and maintain on its website within 15 days of the date of entry of the Order disclosures respecting the Partners Program to include...the fund complexes participating in the program." *See* http://www.sec.gov/litigation/admin/33-8339.htm at ¶ 43a. As a result, on December 1, 2003, the Morgan Stanley website acknowledged that Evergreen was one of the fund families that participated in the Partners Program. *See* www.morganstanley.com/cgi-bin/morganstanley.com/pressroom.cgi?action=load&uid=306.

7. In the action against Morgan Stanley, the SEC condemned the practices complained about herein stating that:

> This matter arises from Morgan Stanley DW's failure to disclose adequately certain material facts to its customers...[namely that] it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments.

*   *   *

> Although the Asset Retention Program and Partners funds' prospectuses and SAIs [Statements of Additional Information] contain various disclosures concerning payments to the broker-dealers distributing their funds, none adequately disclose the preferred programs as such, nor do most provide sufficient facts about the preferred programs for investors to appreciate the dimension of the conflicts of interest inherent in them. For example, none of the prospectuses specifically discloses that Morgan Stanley DW receives payments from the fund complexes, that the fund complexes send portfolio brokerage commissions to Morgan Stanley DW or Morgan Stanley & Co. in exchange for enhanced sales and marketing, nor do they describe for investors the various marketing advantages provided through the programs.

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm.

8. The SEC concluded that such conduct violated Section 17(a)(2) of the Securities Act of 1933 ("Securities Act"), among other statutes, that prohibits one from obtaining money or property "by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading." *Id.*

9. In a similar enforcement action, the NASD also condemned the practices at issue here and concluded that such payments to brokerages violated NASD Rule 2830(k) which prohibits the type of directed brokerage paid by Evergreen.

10. The actions of Evergreen created insurmountable, unmanageable conflicts of interest that were not disclosed and that constituted violations of the Defendants' fiduciary duties owed to the Funds' investors, and violations of the Investment Company Act and the Investment Advisers Act. Defendants purposefully omitted to disclose any of the improper excessive fees and commissions passed on to Plaintiffs and other members of the Class. Defendants concealed such fees used to induce brokers to push Evergreen Funds as they realized that the inducements

created an insurmountable conflict of interest material to any reasonable person deciding whether to invest in Evergreen Funds.

11. On January 14, 2004, Evergreen's revenue sharing shelf-space program was further exposed when *The Wall Street Journal* reported that "it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements."

12. The actions of the Evergreen defendants described herein are no different from those already condemned by the SEC and NASD. As described by Sen. Peter Fitzgerald (R-Ill.) in a January 28, 2004 *Los Angeles Times* article about a Senate committee hearing on mutual funds, the mutual fund industry "is indeed the world's largest skimming operation," tantamount to "'a $7-trillion trough' exploited by fund managers, brokers and other insiders."

JURISDICTION AND VENUE

13. The claims asserted herein arise under and pursuant to §§ 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act of 1940, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a); §§ 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§ 80b-6 and 80b-15; CPLR § 349; and the common law.

14. This Court has jurisdiction over the subject matter of this action pursuant to § 44 of the Investment Company Act, 15 U.S.C. § 80a-43, § 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; 28 U.S.C. § 1331; 28 U.S.C. § 1367(a); and 28 U.S.C. § 1391(b).

15. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Evergreen Distributor, Inc. is headquartered in this District.

16. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

Plaintiffs

17. Plaintiff Blanchard D. Smith held during the Class Period and continues to hold shares or units of the Evergreen Growth & Income Class B Fund, Evergreen VA Municipal Bond Class B Fund, Evergreen Omega Class B Fund, Evergreen Aggressive Growth Class A Fund, Evergreen Adjustable Rate B Fund and the Evergreen Managed Income Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached to Exhibit B, submitted herewith.

18. Plaintiff William Smith held during the Class Period shares or units of the Evergreen Adjustable Rate Fund and has been damaged by the conduct alleged herein.

19. Plaintiff Sergio Grobler held during the Class Period and continues to hold shares or units of the Evergreen Health Care Fund, Evergreen Global Opportunities Fund and the Evergreen Utilities and Telecommunications Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached to Exhibit B, submitted herewith.

20. Plaintiff Gene F. Osburn held during the Class Period and continues to hold shares or units of the Evergreen Omega Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached to Exhibit B, submitted herewith.

21. Plaintiff Linda M. Allison held during the Class Period and continues to hold shares or units of the Evergreen Omega Fund and has been damaged by the conduct alleged herein.

Defendants

The Parent Company and Subsidiary

22. Defendant Wachovia Corp. ("Wachovia") is registered as a financial holding company and a bank holding company. Wachovia provides commercial and retail banking and trust services through banking offices in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Virginia and Washington, D.C. Wachovia also provides various other financial services, including mortgage banking, investment banking, investment advisory, home equity lending, asset-based lending, leasing, insurance, international and securities brokerage services, through other subsidiaries. Wachovia's retail securities brokerage business is conducted through Wachovia Securities, LLC, and operates in 49 states. Wachovia organizes its businesses into four segments: Capital Management, the General Bank, Wealth Management, and the Corporate and Investment Bank. Wachovia is the parent company of defendants Evergreen Investment Company, Evergreen Investment Management Company, LLC and Evergreen Investment Services, Inc.

23. Evergreen Investment Company ("Evergreen Investments") is a broadly diversified asset and investment management organization, with products and services distributed across several lines of business. It serves more than four million individual and institutional investors through a broad range of investment products. Evergreen Investments manages more than $247 billion in assets (as of September 30, 2004). Evergreen Investments is a subsidiary and brand name of defendant Wachovia, and the service mark of defendant Evergreen Investment Management Company, LLC.

The Investment Adviser

24. Defendant Evergreen Investment Management Company, LLC ("EIMC" or the "Investment Adviser Defendant") is the investment advisor to the Evergreen Family of Funds. EIMC has been managing mutual funds and private accounts since 1932 and managed over $109.4 billion in assets for the Evergreen Funds as of December 31, 2003. EIMC is a wholly-owned subsidiary of Wachovia.

25. The Investment Adviser Defendant is registered as an investment adviser under the Investment Advisers Act. Fees payable to the Investment Adviser Defendant are calculated as a percentage of fund assets under management. The Investment Adviser Defendant had ultimate responsibility for overseeing the day-to-day management of the Evergreen Funds.

Trustees and Officers

26. Defendant Laurence B. Ashkin ("Ashkin") was a Trustee of each of the Trusts (defined herein) in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts during a portion of the relevant time period. As of January 1, 2001, Ashkin retired and became Trustee Emeriti. For his service as Trustee overseeing the Evergreen Mutual Fund complex, Ashkin received compensation of approximately $308,500 during the Class Period. Ashkin violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

27. Defendant Charles A. Austin, III ("Austin") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Austin has been a Trustee since 1991, and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $503,000 during the Class Period. Austin violated his fiduciary duties to the Funds and the

Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

28. Defendant Arnold H. Dreyfuss ("Dreyfuss") was a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts during a portion of the relevant time period. Dreyfuss became a Trustee in 1999 and retired on January 1, 2001 and became a Trustee Emeriti. For his service as Trustee overseeing the Evergreen Mutual Fund complex, Dreyfuss received compensation of approximately $236,500 during the Class Period. Dreyfuss violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

29. Defendant K. Dun Gifford ("Gifford") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Gifford has been a Trustee since 1974 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $560,500 during the Class Period. Gifford violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

30. Defendant James S. Howell ("Howell") was a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts during a portion of the relevant time period. As of January 1, 2000, Howell retired and became Trustee Emeriti. For his service as Trustee overseeing the Evergreen Mutual Fund complex, Howell received compensation of approximately $218,250 during the Class Period. Howell violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

31. Defendant Leroy Keith Jr. ("Keith") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Keith has been a Trustee since 1983 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $494,000 during the Class Period. Keith violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

32. Defendant Gerald M. McDonnell ("McDonnell") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. McDonnell has been a Trustee since 1988 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, McDonnell received compensation of approximately $504,000 during the Class Period. McDonnell violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

33. Defendant Thomas L. McVerry ("McVerry") was a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts during a portion of the relevant time period. McVerry has been a Trustee since 1993 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $524,000 during the Class Period. McVerry violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

34. Defendant Louis W. Moelchert, Jr. ("Moelchert") was a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts during a portion of the relevant time period. Moelchert became a Trustee in 1999 and remained a

trustee until he resigned on January 2, 2002. For his service as Trustee overseeing the Evergreen Mutual Fund complex, Moelchert received compensation of approximately $420,000 during the Class Period. Moelchert violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

35. Defendant William Walt Pettit ("Pettit") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Pettit has been a Trustee since 1984 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $496,500 during the Class Period. Pettit violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

36. Defendant David M. Richardson ("Richardson") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Richardson has been a Trustee since 1982 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $501,500 during the Class Period. Richardson violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

37. Defendant Russell A. Salton, III ("Salton") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Salton has been a Trustee since 1984 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $549,500 during the Class Period. Salton violated his fiduciary duties to the Funds and the

Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

38. Defendant Michael S. Scofield ("Scofield") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Scofield has been a Trustee since 1984 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $625,500 during the Class Period. Scofield violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

39. Defendant Richard J. Shima ("Shima") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Shima has been a Trustee since 1993 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $511,000 during the Class Period. Shima violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

40. Defendant Richard K. Wagoner ("Wagoner") is and was at all relevant times a Trustee of each of the Trusts in the Evergreen Fund complex charged with overseeing all portfolios in the Trusts. Wagoner has been a Trustee since 1999 and for his service as Trustee overseeing the Evergreen Mutual Fund complex, he received compensation of approximately $427,500 during the Class Period. Wagoner is considered an "interested person" of the funds, as such term is defined in the Investment Company Act of 1940, because of his ownership of shares of Wachovia Corporation, the parent of the Funds' investment advisor. Wagoner violated his

fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

41. Defendant Dennis H. Ferro ("Ferro") is and was an officer of each of the Trusts in the Evergreen Fund complex during a portion of the relevant time period. Ferro violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

42. Defendant William M. Ennis ("Ennis") was an officer of each of the Trusts in the Evergreen Fund complex during a portion of the relevant time period. Ennis violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

43. Anthony J. Fischer ("Fischer") was an officer of each of the Trusts in the Evergreen Fund complex during a portion of the relevant time period. Fischer violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

44. Defendant Carol Kosel ("Kosel") is and was an officer of each of the Trusts in the Evergreen Fund complex during a portion of the relevant time period. Kosel violated her fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

45. Defendant Michael H. Koonce ("Koonce") is and was at all relevant times an officer of each of the Trusts in the Evergreen Fund complex. Koonce violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

46. Defendant Nimish S. Bhatt ("Bhatt") was an officer of each of the Trusts in the Evergreen Fund complex during a portion of the relevant time period. Bhatt violated his

fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

47. Defendant Bryan Haft ("Haft") was an officer of each of the Trusts in the Evergreen Fund complex during a portion of the relevant time period. Haft violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

48. Defendants Ashkin, Austin, Dreyfuss, Gifford, Howell, Keith, McDonnell, McVerry, Pettit, Richardson, Salton, Scofield, Shima, Wagoner, Ferro, Ennis, Kosel, Koonce, Bhatt and Haft were Trustees or Officers of the Evergreen Funds during the Class Period and are collectively referred to herein as the "Trustee/Officer Defendants."

The John Doe Defendants

49. Defendants John Does 1-100 were any other wrongdoers whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsels' ongoing investigation.

The Distributors

50. Evergreen Distributor, Inc. ("EDI"), a subsidiary of The BISYS Group, Inc., markets the Funds through broker-dealers and other financial representatives. EDI is the principal underwriter for the Trusts, as defined below, and with respect to each class of shares of the Funds. The Trust has entered into a Principal Underwriting Agreement with EDI with respect to each class of the Funds.

51. Evergreen Investment Services, Inc. ("EIS"), a subsidiary of Wachovia, serves as administrator to each of the Funds, subject to the supervision and control of the Trust's Board of Trustees (the "Board of Trustees" or the "Board"), and distributor of the Evergreen Funds. EIS

provides the Evergreen Funds with facilities, equipment and personnel and is entitled to receive annual fees from each of the Funds.

52. EDI and EIS are referred to collectively herein as the "Distributor Defendants."

Nominal Defendants: The Evergreen Funds

53. Nominal defendants, the Evergreen Funds, as identified on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by the Funds' shareholders, all having a Board of Trustees charged with representing the interests of the shareholders in the funds. The Evergreen Funds are named as nominal defendants solely to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

54. Evergreen has organized its Funds into separate trusts ("Trusts") where each Fund is a series of its respective Trust. For example, according to the February 1, 2003 Statement of Additional Information for the Evergreen Equity Trust, which includes various classes of numerous Evergreen Funds (the "SAI"), there were nine Trusts that made up the Evergreen Fund complex. Each Trust is an open-end management investment company. An open-end company is a management company that "offer[s] for sale or has outstanding any redeemable security of which it is the issuer." 15 U.S.C. § 80a-5. A redeemable security is defined as "any security...under the terms of which the holder, upon its presentation to the issuer...is entitled...to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof. 15 U.S.C. § 80a-2(a)(32). Each Trust registers with the SEC numerous subdivisions referred to as "funds," "portfolios" or "series" (the "Evergreen Funds" or the "Funds"). For example, the Evergreen Equity Trust and the Evergreen Select Equity Trust have registered with the SEC, on a single Form N-1A, fifteen different Evergreen Funds

including the Evergreen Omega Fund and the Evergreen Aggressive Growth Fund. The Evergreen Trusts are collectively referred to herein as the "Trusts."

55. All the Evergreen Funds are alter egos of one another. The Funds are mainly pools of investor assets that are managed and administered by a common body of officers and employees of Evergreen who administer the Evergreen Funds and portfolios generally. The individual Evergreen Funds have no separate or individual officers, trustees, advisors or employees, have no independent will, and are totally dominated by Evergreen and the common body of trustees established by Evergreen. Thus, in substance, the Evergreen Funds function as components of one unitary organization.

56. All Evergreen Funds share the Investment Adviser Defendant as their investment adviser and share the Distributor Defendants as their distributor. Additionally, Evergreen pools together fees and expenses collected from the Evergreen Funds investors, resulting in the Evergreen Funds sharing expenses with one another. The SAI, made available to Evergreen Funds investors upon request and which is virtually identical in substance to all Evergreen SAIs issued during the Class Period, describes how costs for research services are commingled and shared by the various Funds:

> The Fund pays for all charges and expenses, other than those specifically referred to as being borne by the investment advisor, including, but not limited to, (1) custodian charges and expenses; (2) bookkeeping and auditors' charges and expenses; (3) transfer agent charges and expenses; (4) fees and expenses of Independent Trustees; (5) brokerage commissions, brokers' fees and expenses; (6) issue and transfer taxes; (7) applicable costs and expenses under the Distribution Plan (as described above) (8) taxes and trust fees payable to governmental agencies; (9) the cost of share certificates; (10) fees and expenses of the registration and qualification of the Fund and its shares with the SEC or under state or other securities laws; (11) expenses of preparing, printing and mailing prospectuses, SAIs, notices, reports and proxy materials to shareholders of the Fund; (12) expenses of shareholders' and Trustees' meetings; (13) charges and expenses of legal counsel for

> the Fund and for the Independent Trustees on matters relating to the Fund; (14) charges and expenses of filing annual and other reports with the SEC and other authorities; and (15) all extraordinary charges and expenses of the Fund.
>
> * * *
>
> On behalf of the Fund, the Trust has entered into an investment advisory agreement with the Fund's investment advisor (the "Advisory Agreement"). Under the Advisory Agreement, and subject to the supervision of the Trust's Board of Trustees, **the investment advisor furnishes to the Fund... investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. The investment advisor pays for *all* of the expenses incurred in connection with the provision of its services.**
>
> * * *
>
> **It is impracticable for the investment advisor to allocate the cost, value and specific application of such research services among its clients because research services intended for one client may indirectly benefit another.**

[Emphasis added.]

57. Similarly, the SEC issued a report in December 2000 titled "Division of Investment Management: Report on Mutual Fund Fees and Expenses" where it was noted that "...many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class." *See* http://www.sec.gov/news/studies/feestudy.htm.

SUBSTANTIVE ALLEGATIONS

DEFENDANTS IMPROPERLY USED INVESTORS' ASSETS TO UNDULY INFLUENCE BROKERS TO PUSH EVERGREEN MUTUAL FUNDS

Defendants Used Improper Means to Acquire "Shelf-Space" at Brokerages

58. Unbeknownst to Plaintiffs and other members of the Class, Evergreen used the assets of its mutual fund investors to participate in "shelf-space programs" at various brokerages, including, but not limited to, Morgan Stanley, AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities. Evergreen improperly paid these and other brokerages to aggressively push Evergreen Funds on unwitting investors. Evergreen made these payments through a variety of means including: directing the trades – and the lucrative commissions – in the securities and other investments of the underlying investment portfolios of the Evergreen Funds to these brokerages ("directed brokerage"); paying excessive commissions under the guise of "Soft-Dollars," as defined below; and, making other improper payments used as inducements to brokerages to steer their unwitting clients into the Evergreen Funds.

59. These *quid pro quo* "shelf-space" agreements between Defendants and the brokerage firms called for millions of dollars in additional compensation to be paid from Defendants to the brokerages as incentive to steer unwitting investors into the Defendants' Funds, resulting in inflated fees being paid by investors.

60. The payments for these *quid pro quo* arrangements with brokerage houses came in the form of "revenue sharing" payments, improper and excessive "soft dollars," and 12b-1 fees, among other improper inducements.

Defendants Paid Brokerages to Push Their Unwitting Clients into Evergreen Funds

61. Defendants regularly made revenue sharing payments to brokerage houses as part of the *quid pro quo* "shelf-space" arrangements. In other words, Defendants paid the brokerage houses and their brokers to push their clients into the Evergreen Funds. To the extent revenue sharing payments were made in the form of commissions or otherwise, the Investment Advisers recouped these payments through their management fees, thereby directly diminishing investors' holdings in the Funds.

62. According to a former Evergreen Investment Services sales manager responsible for Evergreen mutual fund sales during the Class Period and a former Evergreen Investment Services supervisor of sales responsible for reporting Evergreen mutual fund sales during the Class Period, Evergreen partnered with various brokerage firms in order to push Evergreen Funds on unwitting investors. One method in which Defendants accomplished this was by paying greater commissions to brokers to push the Evergreen Funds.

63. According to the former Evergreen Investment Services sales identified in the preceding paragraph, Evergreen wholesalers were also given budgets to further entice brokers to push Evergreen Funds on their clients. Moreover, brokers who pushed the most clients into Evergreen Funds would be rewarded with trips to exotic locations.

64. According to a former Evergreen wholesaler who was involved in the sale of Evergreen Funds during the Class Period, the practices described directly above resulted in brokers expressing that they were not recommending Evergreen Funds because they believed them to be in the best interest of their clients, but rather because the brokers believed they would get more in compensation for pushing the Evergreen Funds.

Defendants' Improper "Shelf-Space" Arrangements With Morgan Stanley

65. According to internal Morgan Stanley documents as well as former Morgan Stanley brokers who worked for Morgan Stanley during the Class Period, the "shelf-space program" in which Evergreen participated at Morgan Stanley was called the "Asset Retention Program," later renamed the "Partners Program." The Partners Program was nothing more than a vehicle for enabling a series of veiled payments by Evergreen to Morgan Stanley to steer unknowing investors into Evergreen Funds. **Under the "Partner's Program," Morgan Stanley brokers improperly and aggressively pushed Evergreen Funds on unwitting clients solely because they received more cash to do so, not because such funds were in the best interests of the investors.** According to Morgan Stanley internal documents, Evergreen paid millions of dollars during the Class Period in directed brokerage and other means as part of the *quid pro quo* arrangement with Morgan Stanley to participate in the Morgan Stanley Partners Program. In numerous enforcement actions to date, such payments have been condemned by the SEC as being improper and creating conflicts of interest that were not properly disclosed to investors.

66. According to the Morgan Stanley SEC Cease-and-Desist Order:

> The selective marketing programs that Morgan Stanley DW operated, initially known as the Asset Retention Program and later as the Partners Program, created an undisclosed conflict of interest because Morgan Stanley DW was authorized to offer and sell shares of approximately 115 mutual fund complexes, but the firm and its FAs received additional compensation for the sale of the mutual funds of a select group of fund complexes.

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm.

67. Similarly, the NASD issued a news release, titled "NASD Charges Morgan Stanley with Giving Preferential Treatment to Certain Mutual Funds in Exchange for Brokerage Commission Payments" (the "November 17 NASD News Release"), which explained that:

> ...Morgan Stanley operated two programs - the Asset Retention Program and the Partners Program - in which it gave favorable treatment to products offered by as many as 16 mutual fund companies out of a total of over 115 fund complexes that could be sold by the firm's sales force. In return for these brokerage commissions and other payments, mutual fund companies received preferential treatment by Morgan Stanley...

See The November 17 NASD News Release, *at* http://www.nasdr.com/news/pr2003/release_03_051.html.

68. Through the Partners Program, Evergreen paid excessive commissions to Morgan Stanley brokers to induce them to sell Evergreen Funds. According to brokers employed by Morgan Stanley during the Class Period, and internal Morgan Stanley documents, pursuant to the Partners Program, Morgan Stanley adopted a broker "Incentive Compensation" payout grid that provided up to 3% greater compensation for sales of "asset-based products" versus "transaction-based products." Evergreen Funds were classified as "asset-based products," while non-Partner Program funds were classified as "transaction-based products" and resulted in a smaller payout to the broker.

69. Under the compensation grid discussed above, for instance, a broker whose annual production is over $1 million received 42% of the commissions on "asset-based products" and 40% of the commissions on "transaction-based products." Accordingly, brokers generally received a higher payout from the sale of Evergreen Funds than "non-Partner" mutual funds.

70. Because of the improper use of mutual funds' assets paid out as inducements by Evergreen, Morgan Stanley's management made it clear through firm-wide memos that it wanted its brokers to take advantage of the payout grid by directing investors into Evergreen Funds. As

stated by Bruce Alonso, the managing director of Morgan Stanley's Investor Advisory Services Division, in a firm-wide message entitled "An Important Message from Bruce Alonso Regarding the 2003 Compensation Plan" circulated throughout Morgan Stanley in December of 2002: "the recently announced 2003 Compensation Plan provides you with the opportunity to increase your overall compensation by focusing on asset-based products," *i.e.*, Evergreen Funds.

71. Additionally, in order to further push Evergreen Funds and reap the benefits of the extra inducements from Evergreen, Morgan Stanley management gave Evergreen Funds priority placement in the review of fund materials to be distributed to Morgan Stanley brokers; gave Evergreen access to Morgan Stanley's branch system at the branch managers' discretion; gave Evergreen direct access to Morgan Stanley brokers; included Evergreen in Morgan Stanley broker events; and invited Evergreen to participate in programs broadcasted to brokers over Morgan Stanley's internal systems.

72. In the Administrative Proceeding against Morgan Stanley, the SEC found that:

> In exchange for participation in the program, the Asset Retention Program Participants paid Morgan Stanley DW: (i) 15 or 20 basis points ("bps") on gross sales of open-end, variable-priced mutual fund shares (the "gross sales payments") and (ii) 5 bps on aged assets (participating fund shares held over one year), which the firm then paid to the FAs responsible for the accounts holding these assets. **These payments were in addition to existing payments such as commissions, 12b-1 fees, shareholder servicing fees and account maintenance fees.**
>
> In return for their payments, program participants received a number of marketing benefits. First, **Morgan Stanley DW included all Asset Retention Program Participants on its "preferred list," which was a list of fund complexes that FAs should look to first in making recommendations of mutual fund products.** Second, it ensured that **Asset Retention Program Participants had a "higher profile" in Morgan Stanley DW's sales system than non-participating fund complexes** by, among other things, increasing the visibility of the Asset Retention Program Participants on its FAs' [Financial Advisers] workstations. Third, the program participants were eligible to

participate in the firm's 401(k) programs and to offer offshore fund products to Morgan Stanley DW's customers.

> **Morgan Stanley DW also provided "incentives designed to support long-term mutual fund asset retention goals."** In particular, Morgan Stanley DW paid the 5bps component of the Asset Retention Program payment to FAs, thus incentivizing FAs to encourage their customers to make, and then retain over the specified time period, their investments in mutual fund complexes participating in the Asset Retention Program.

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm [Emphasis added.]

73. Similarly, the November 17 NASD News Release stated that:

> [T]he participating mutual fund companies [including Evergreen] paid Morgan Stanley an extra 15 to 20 basis points on each sale. This was over and above the normal fees earned by the firm for selling the funds.

See November 17 NASD News Release, *at* http://www.nasdr.com/news/pr2003/release_03_051.html.

74. The revenue sharing arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. As stated in the February 1, 2002 Prospectus for the Evergreen Domestic Growth Funds, which includes various classes of the Evergreen Aggressive Growth Fund and the Evergreen Omega Fund, among others, and is virtually identical in substance to all Prospectuses issued during the Class Period, these fees, which include management fees and 12b-1 fees, are "expenses that are deducted from fund assets." These fees were assessed against shareholders and immediately affected the current redemption value of their shares. These fees included amounts sufficiently large to pay revenue sharing expenses directly or to reimburse the investment advisor, distributor or their affiliates for such payments. As explained in the November 17 NASD News Release:

> This extra compensation paid to Morgan Stanley for the preferential treatment included millions of dollars paid by the mutual funds through commissions charged by the firm for trades it executed for the funds. These commissions were sufficiently

> large to pay for the special treatment, as well as the costs of trade execution.

See The November 17 NASD News Release, *at* http://www.nasdr.com/news/pr2003/release_03_051.html.

The Fine and Censure of Morgan Stanley for its Involvement with Evergreen And <u>Other Preferred Partners</u>

75. Morgan Stanley is just one of the brokerage houses to which Evergreen made improper inducement payments in order to have Evergreen Funds improperly pushed on investors. For its role in accepting these payments from Evergreen, among other wrongdoing, Morgan Stanley has been fined and censured by the SEC and NASD and has agreed to pay fines totaling $50 million. On November 17, 2003, the SEC issued a press release (the "November 17 SEC Release") that announced:

> [T]he institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) **for failing to provide customers important information relating to their purchases of mutual fund shares**. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> * * *
>
> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. **The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.**
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

See SEC Charges Morgan Stanley With Inadequate Disclosure in Mutual Fund Sales - Morgan Stanley Pays $50 Million To Settle SEC Action, November 17, 2003, *at* http://www.sec.gov/news/press/2003-159.htm. [Emphasis added.]

76. The November 17 NASD News Release stated:

> [The] NASD today announced that it sanctioned Morgan Stanley DW Inc. for giving preferential treatment to certain mutual fund companies in return for millions of dollars in brokerage commissions.
>
> * * *
>
> This conduct violated NASD's "Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits members from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the mutual fund companies, as well as allowing sales personnel to share in directed brokerage commissions. One important purpose of the rule is to help eliminate conflicts of interest in the sale of mutual funds.

See The November 17 NASD News Release, *at* http://www.nasdr.com/news/pr2003/release_03_051.html; *see also* NASD Rule 2830(k).

77. With respect to the "shelf-space" program involving Evergreen discussed above, Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated that unbeknownst to investors in the Evergreen Funds, "Morgan Stanley received monetary incentives [from Evergreen] -- in the form of "shelf-space" payments -- to sell particular mutual funds [*i.e.*, Evergreen Funds] to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

78. The investigation by the SEC and NASD and the resulting settlement with the first target, Morgan Stanley, has received wide praise, including from members of Congress. As stated by Sen. Peter Fitzgerald (R-Ill.) who is leading a Congressional inquiry of the mutual funds industry:

> The settlement goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared. Congress has to figure out the variety of ways people are being sheared so that we can stop it.

See Brook A. Masters and Kathleen Day, *Morgan Stanley Settles with SEC, NASD; Firm Accused of Failing to Disclose Funds' Payments*, THE WASHINGTON POST, Nov. 18, 2003, at E1.

Evergreen's Improper Shelf-Space Agreements With AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities

79. Morgan Stanley was not the only brokerage firm that accepted payments from Evergreen in exchange for pushing investors into Evergreen Funds. During the Class Period, Evergreen also made "shelf-space" payments to other major brokerage houses including AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities.

80. Regarding the shelf-space payments, Wachovia's website explicitly states that "[a]t Wachovia Securities, we receive payments from many of the companies whose funds we sell." Evergreen Funds are named as one of the mutual fund companies that pays Wachovia Securities. *See* http://www.wachovia.com/files/MutualFund_Guide.pdf.

81. Additionally, in a June 2004 Salomon Smith Barney press release, Evergreen was identified as a Fund family that made revenue sharing payments to Salomon Smith Barney to push Evergreen Funds. *See* www.smithbarney.com/products_services/mutual_funds/investor_information/revenueshare.html. The press release further states that "[f]or each fund family we offer, we seek to collect a mutual fund support fee, or what has come to be called a revenue sharing payment. These revenue sharing payments are in addition to the sales charges, annual service fees (referred to as "12b-1 fees"), applicable redemption fees and deferred sales charges and other fees and expenses disclosed in a fund's prospectus fee table." *Id.*

Defendants Concealed Their Practices From Investors

82. Defendants knew that these "shelf-space" arrangements present a clear, unmanageable conflict of interest, pitting the financial interest of the broker against that of its clients. Rather than disclosing this material information, Defendants knowing that a recommendation to purchase the Evergreen Funds would be completely undermined if clients

knew that the broker was paid from Fund assets to give it, concealed the truth regarding these revenue sharing arrangements.

Defendants' "Shelf-Space Program" Created Undisclosed Conflicts of Interests

83. Defendants' participation in "shelf-space programs" through the means described above created undisclosed, insurmountable conflicts of interest. For example, Evergreen's participation in the "shelf-space program" at Morgan Stanley created a carnival atmosphere where brokers did everything they could to steer clients into Evergreen Funds in order to line their own pockets with money and prizes provided by Evergreen, with absolutely no regard for the financial well-being of their clients. Such inherent conflicts of interest were plainly unmanageable.

The Truth Is Revealed

84. As discussed above, the truth about Evergreen began to emerge on November 17, 2003, when the SEC and the NASD censured Morgan Stanley for, among other wrongdoing, accepting Defendants' impermissible payments in exchange for aggressively pushing Evergreen Funds over other mutual funds. On November 18, 2003, the *Washington Post* published an article which stated "Morgan said [the] companies in its 'Partners Program' included ... Evergreen Funds ..." among others.

85. On January 14, 2004, *The Wall Street Journal* further explained the "shelf-space" relationship between Evergreen and brokerages including Morgan Stanley. An article entitled "SEC Readies Cases On Mutual Funds' Deals With Brokers," citing "a person familiar with the investigation," reads that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> **The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.** It held a news conference yesterday to announce **it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.**
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> **People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.**

Id. [Emphasis added.]

THE EVERGREEN DEFENDANTS ENGAGED IN IMPROPER CONDUCT

The Trustee/Officer Defendants Breached Their Fiduciary Duties To Evergreen Funds Investors

86. Mutual funds' board of directors/trustees have a duty to protect investors and to closely watch that fees paid to an investment adviser are not excessive and that the Investment Adviser is acting in the best interests of the mutual fund investors. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The board of directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the

> Investment Company Act, directors are assigned key responsibilities, such as **negotiating and evaluating the reasonableness of advisory and other fees**, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.
>
> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. **Money-management firms operating mutual funds want to maximize their profits through fees provided by the funds, but the fees, of course, paid to these firms, reduce the returns to fund investors.**
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests — and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

See http://www.sec.gov/news/speech/spch010704whd.htm. [Emphasis added.]

87. The Investment Company Institute ("ICI"), of which Evergreen Funds is a member, also recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> **Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.**
>
> **In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.**

[Emphasis added.][2]

88. Accordingly, Evergreen Funds' public filings state that the Trustees of Evergreen Funds are responsible for the management and supervision of each respective Fund. In this regard, under the heading MANAGEMENT OF THE TRUST, the SAI states, with respect to the duties of Board members, as follows:

> The Trust is supervised by a Board of Trustees that is responsible for representing the interest of the shareholders. The Trustees meet periodically throughout the year to oversee the Fund's activities, reviewing, among other things, the Fund's performance and its contractual arrangements with various service providers.

89. Another section of the SAI appears under the heading INVESTMENT ADVISORY AGREEMENT and sets forth in greater detail the purported process by which the investment advisor is selected:

> The Advisory Agreement continues in effect for two years from its effective date and, thereafter, from year to year only if approved at least annually by the Board of Trustees of the Trust or by a vote of a majority of the Fund's outstanding shares. In either case, the terms of the Advisory Agreement and continuance thereof must be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated, without penalty, on 60 days' written notice by the Trust's Board of Trustees or by a vote of a majority of outstanding shares. The Advisory Agreement will terminate automatically upon its "assignment" as that term is defined in the 1940 Act.
>
> In approving the renewal of the existing investment advisory agreement of each Fund, the Board of Trustees reviewed, on a Fund by Fund basis, the management fees and other expenses and compared the data to that of Funds of comparable size and

[2] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members represent 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled a paper titled *Understanding the Role of Mutual Fund Directors* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

> investment objectives in the Lipper peer group. In addition, the Board of Trustees considered its discussions with management on the personnel and resources committed to management of the Fund and the nature and quality of the service provided to the Fund. In reviewing the overall profitability of the management fee to the Fund's investment advisor, the Board of Trustees also considered the fact that affiliates provide transfer agency and administrative services to the Fund for which they receive compensation.

90. In truth and in fact, however, the Evergreen Funds Boards of Trustees were captive to and controlled by Evergreen, which prevented Evergreen Fund Boards of Trustees from fulfilling their statutory and fiduciary duties to manage and supervise the Evergreen Funds, approve all significant agreements and otherwise take reasonable steps to prevent Evergreen from skimming Evergreen assets and charging excessive fees. The Funds' Boards of Trustees were beholden to the Investment Adviser Defendant for their positions, not to the Fund investors. The Trustee Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendant and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings). In this regard, the SAI stated as follows:

> Under the terms of the Declaration of Trust, **the Trust is not required to hold annual meetings**...After the initial meeting as described above, **no further meetings of shareholders for the purpose of electing Trustees will be held**, unless required by law (for such reasons as electing or removing Trustees, changing fundamental policies, and approving advisory agreements or 12b-1 plans), unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time, the Trustees then in office will call a shareholders' meeting for the election of Trustees.

[Emphasis added.]

91. The Evergreen Trustees oversaw dozens of Evergreen Funds rendering it impracticable for them to properly perform their supervisory and monitoring functions. For example, during the Class Period, all Trustees of the Evergreen Funds at some point oversaw at

least 108 other portfolios or series in the Evergreen Fund complex. Therefore, the Evergreen Funds' Trustees functioned to falsely legitimize and validate Evergreen's improper conduct.

92. In exchange for creating and managing the Evergreen Funds, Evergreen charges investors a fee comprised of a percentage of each respective Fund's average daily net assets. Hence, the more money invested in the Funds, the greater the fees paid to Evergreen. In theory, the fees charged to Fund investors are negotiated at arm's-length between the Fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustees' dependence on assets under management, and its failure to properly manage the Investment Adviser, a tremendous amount of fees were paid out of Funds' assets for services that were of no benefit to Fund investors.

93. As a result of these practices, the mutual fund industry was enormously profitable ***for Evergreen.*** In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. **Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.** [. . .]
>
> **The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of independent directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never.

[Emphasis added.]

94. Due in large part to the conflicted boardroom culture created by Evergreen's Trustees, Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which Evergreen was using, *inter alia*, so-called investment adviser fees, 12b-1 fees, Soft Dollars, and directed brokerage commissions to improperly siphon investor assets to assist in peddling its wares on unwitting investors.

The Evergreen Defendants' Improper Use of Revenue Sharing and Excessive Commissions

95. The Investment Adviser Defendant paid excessive commissions and directed brokerage business to broker-dealers who steered their clients into Evergreen Funds as part of a *quid pro quo* "shelf-space program" arrangement between Evergreen and brokerages. Such payments were used to fund sales contests and other undisclosed financial incentives to further push Evergreen Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Evergreen Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. As described by the National Association of Insurance and Financial Advisors:

> Directed brokerage results when a mutual fund manager uses commissions payable for executing the fund's securities trades to obtain a preferred position for the fund in the broker-dealer's distribution network. This practice creates numerous potential conflicts of interest, including possible incentives for broker-dealers to base their fund recommendations to customers on brokerage commission considerations rather than on whether a particular fund is the best match for a client.

See http://www.naifa.org/frontline/20040428_SEC_aa.html.

96. By paying the excessive commissions and directing brokerage business to participate in "shelf-space programs," the Investment Adviser Defendant violated Section 12 of

the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan. Additionally, in several actions to date against brokerages and mutual funds, the SEC, the NASD and various other government regulators have made it clear that the use of excessive commissions and directed brokerage to participate in "shelf-space programs" -- as Evergreen has done here -- are highly improper.

97. The SEC has brought actions against other mutual fund companies for the same type of behavior complained about here. As stated in a recent Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS"):

> **MFS did not adequately disclose to MFS shareholders that it allocated fund brokerage commissions to satisfy strategic alliances.**
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.**

See The March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions Against MFS, File No. 3-22450, *at* http://www.sec.gov/litigation/admin/ia-2224.htm [Emphasis added.]

98. Similarly, in the Administrative Proceeding against Morgan Stanley, the SEC explained:

> At issue in this matter are two distinct disclosure failures. The first relates to Morgan Stanley DW's operation of mutual fund **marketing programs in which it collected from a select group**

> **of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments. These programs were designed to specially promote the sale of those mutual funds with enhanced compensation to individual registered representatives, known as financial advisors ("FAs"), and branch managers as well as increased visibility in its extensive retail distribution network.**

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm [Emphasis added.]

99. Most recently, on September 15, 2004, PIMCO fund affiliates entered into a settlement with the SEC. Similar to the allegations in this complaint against Evergreen, the SEC charged PIMCO entities with failing to disclose their use of directed brokerage to pay for shelf-space at brokerage firms. The Press release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf space" arrangements with selected broker-dealers.**
>
> * * *
>
> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See http://www.sec.gov/news/press/2004-130.htm. [Emphasis added.]

100. The excessive commissions and directed brokerage business used by Defendants, and considered improper by the SEC as noted above, did not fund any services that benefited the

Evergreen Funds' shareholders. These practices materially harmed plaintiffs and other members of the class from whom the illegitimate and improper fees were taken.

The Investment Adviser Defendant Used
Rule 12b-1 Marketing Fees For Improper Purposes

101. By paying excessive brokerage commissions and directed brokerage, Evergreen violated Section 12 of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 plan.

102. Section 12(b) of the Investment Company Act prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made."

103. Additionally, the directors/trustees "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors/trustees may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the [Investment

Company] Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders."*** [Emphasis added.]

104. The exceptions to the Section 12(b) prohibition on mutual fund marketing and distribution were enacted in 1980 under the theory that the marketing of mutual funds generally should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee/Officer Defendants authorized, and Evergreen collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. These excessive fees were paid to the Evergreen distributor as well as the brokers for pushing Evergreen Funds.

105. However, the purported Rule 12b-1 fees charged to Evergreen Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the Funds were marketed and the number of Fund investors increased, the economies of scale thereby created, if any, were not passed on to Evergreen Funds investors. Results from the Evergreen Omega Fund are typical in this regard. For example, despite the fact that net assets for the Evergreen Omega Fund increased from $156.2 million as of September 30, 1998 to $359.3 million on March 30, 2003, the net asset value per share of the fund decreased from $21.50 per share to $16.88. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to average net assets jumping from 1.32% to 1.65%.

106. The rise in fees and simultaneous fall in the net asset value of the fund was a red flag that the Trustee/Officer Defendants knowingly or recklessly disregarded. The Evergreen Funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. The Trustee/Officer Defendants ignored or failed to review written reports of the amounts expended pursuant to the

Evergreen Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required and hence failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments harmed Evergreen Funds shareholders.

107. As discussed throughout this Complaint, in violation of Rule 12b-1, Defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Funds Rule 12b-1 plan. Defendants wrongfully inflated advisory fees by shifting to the Funds or investors expenses which were the responsibility of the Investment Advisers without any corresponding reduction in the advisory fees. This resulted in inflated advisory fees and directly impacted the shareholders' investments. As stated in the February 1, 2002 Prospectus for the Evergreen Domestic Growth Funds, which includes various classes of the Evergreen Aggressive Growth Fund and the Evergreen Omega Fund, among others, and is identical in substance to all prospectuses issued during the Class Period, **"[t]hese [12b-1] fees increase the cost of your investment."** (emphasis added.)

Improper Use of "Soft Dollars" - Evergreen Charged Its Overhead to Evergreen Investors, Despite The Use of Its Own In-House Research, And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Evergreen Funds

108. Investment advisers routinely pay brokers commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the

transaction, if such person determined **in good faith** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e)(1) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decisionmaking responsibilities." 15 U.S.C. §78bb Interpretive Notes and Decisions at 7. The commission amounts charged by brokerages for selling the underlying securities in a mutual fund that are in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

109. The payments that the Defendants made and categorized as soft dollars were improper kickbacks made to pay brokerages to push clients into the Evergreen Funds. According to a former employee at Evergreen who was involved in the sale of Evergreen Funds during the Class Period, Defendants had a Soft Dollar Group that was in charge of approving items as soft dollar eligible and then approving the payouts. According to a former mutual fund analyst at Evergreen, the Fund administration had a report generated for each client that would come back from the brokers, such as Morgan Stanley, indicating how much they had accrued in soft dollar credits with each individual client. These credits would then get reported to the Board of Trustees for when they discussed soft dollars. If the Funds wrote checks through the Funds, they would be categorized as a miscellaneous fee or broker transaction. These soft dollar payments were nothing more than a ruse to cover up the kickbacks that Defendants were paying to have their Funds pushed on unknowing investors.

110. According to Nelson Information's Directory of Investment Mangers (14th Ed. 2001) (the "Nelson Directory") for the relevant years during the Class Period, Evergreen's research sources increased from 50% in-house, 40% street research and 10% consultant/other in

1999, to **80% in-house** research and **only 20% street** research in 2003. Based on Evergreen's own proprietary research apparatus, there is demonstrably little need for reliance on outside research. Thus, the Investment Adviser Defendant went far beyond what is permitted by the Section 28(e) safe harbor by routinely using Soft Dollars as excessive commissions to pay brokers to push clients into Evergreen Funds. The Investment Adviser Defendant used Soft Dollars to pay for these excessive commissions that served as kickbacks to brokers in exchange for pushing Evergreen Funds, thus charging Evergreen Funds investors for costs not covered by the Section 28(e) safe harbor and that were in violation of the investment advisers' fiduciary duties.

111. Evergreen, under the guise of Soft Dollars, used the Fund asset to pay the Investment Advisers' overhead costs, thus improperly charging Evergreen Funds investors in breach of Investment Advisers' fiduciary duties. Evergreen also paid excessive commissions to broker-dealers, which, insofar as they were given under the guise of Soft Dollars, were a sham and utterly unjustifiable in light of Evergreen's in-house research apparatus. The purpose of these payments and Evergreen's directing brokerage business to firms that favored Evergreen Funds was to induce the brokers to steer their clients to Evergreen Funds. By paying the excessive brokerage commissions, Evergreen also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

112. According to the Evergreen Capital Growth Fund SAI for the year that ended September 30, 2002, that Fund alone paid $8,263,702 in brokerage commissions to firms for providing research services. The excessive commissions did not pay for any services that benefited the Evergreen Funds shareholders, instead these practices materially harmed plaintiffs and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

113. As a result, the amounts paid for "research" were expenses that were unnecessary for management of the Funds investments because the real purpose of such payments was to push the Funds' shares. Alternatively, if such fees were necessary, the Investment Advisers were improperly inflating management fees for "research" that had already been conducted and was not necessary or appropriate.

Demand on the Boards to Take Corrective Action Would Be Futile

114. Plaintiffs have not made any demand on the Boards of Trustees to institute this action for its derivative claim brought pursuant to their Investment Adviser Act in Count V below. Such demand would be a futile and useless act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

115. As alleged in detail herein, each of the Trustee/Officer Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendant. Each of the Trustee/Officer Defendants is controlled by and beholden to the Investment Adviser Defendant for his or her positions and substantial compensation as Trustees/Officers. Although as a technical matter the shareholders have a right to vote out the Trustees/Officers, the Trustees/Officers know that it is extremely unlikely if the Investment Adviser supports the Trustees/Officers, which it has done throughout the Class Period. Accordingly, each of the Trustee/Officer Defendants is incapable of evaluating a demand independently and disinterestedly.

116. Because of their lack of independence from the Investment Adviser Defendant, the Trustee/Officer Defendants wrongfully approved the advisor fees, 12b-1 fees and the materially misleading disclosures in the Funds Prospectuses in each of the years they served as Trustees/Officers.

117. As alleged in detail herein, each of the Trustee/Officer Defendants knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of herein. The

conduct of the Trustee/Officer Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

118. The Trustee/Officer Defendants allowed a course of conduct that prejudiced the Evergreen Funds as the Trustee/Officer Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers. The payment of kickbacks to brokers who injured shareholders was conduct that should have been prevented by the Trustee/Officer Defendants, but was not.

119. The Trustee/Officer Defendants were also self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the Evergreen Funds in order to increase the assets in the Funds and reap higher management fees at the investors' expense. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for that fund necessarily lose their position on the fund's board as well as the compensation for sitting on that fund's board.

120. Additionally, each of the Trustee/Officer Defendants received substantial payments and benefits by virtue of his or her membership on one or more Boards and his or her control of dozens of Evergreen Funds, as follows:

a) Defendant Ashkin oversaw all Portfolios in the Fund Complex and received compensation of approximately $308,500 during the Class Period;

b) Defendant Austin oversaw all Portfolios in the Fund Complex and received compensation of approximately $503,000 during the Class Period;

c) Defendant Dreyfuss oversaw all Portfolios in the Fund Complex and received compensation of approximately $236,500 during the Class Period;

d) Defendant Gifford oversaw all Portfolios in the Fund Complex and received compensation of approximately $560,500 during the Class Period;

e) Defendant Howell oversaw all Portfolios in the Fund Complex and received compensation of approximately $218,250 during the Class Period;

f) Defendant Keith oversaw all Portfolios in the Fund Complex and received compensation of approximately $494,000 during the Class Period;

g) Defendant McDonnell oversaw all Portfolios in the Fund Complex and received compensation of approximately $504,500 during the Class Period;

h) Defendant McVerry oversaw all Portfolios in the Fund Complex and received compensation of approximately $524,000 during the Class Period;

i) Defendant Moelchert oversaw all Portfolios in the Fund Complex and received compensation of approximately $420,000 during the Class Period;

j) Defendant Pettit oversaw all Portfolios in the Fund Complex and received compensation of approximately $496,500 during the Class Period;

k) Defendant Richardson oversaw all Portfolios in the Fund Complex and received compensation of approximately $501,500 during the Class Period;

l) Defendant Salton oversaw all Portfolios in the Fund Complex and received compensation of approximately $549,500 during the Class Period;

m) Defendant Scofield oversaw all Portfolios in the Fund Complex and received compensation of approximately $625,000 during the Class Period;

n) Defendant Shima oversaw all Portfolios in the Fund Complex and received compensation of approximately $511,000 during the Class Period; and

o) Defendant Wagoner oversaw all Portfolios in the Fund Complex and received compensation of approximately $427,500 during the Class Period.

121. Each of the Trustee/Officer Defendants has thus benefited from the wrongdoing herein alleged and has engaged in such conduct to preserve his or her positions of control and the benefits thereof.

122. Each of the Trustee/Officer Defendants were Trustees or Officers during the Class Period, and most continue to serve as a Trustee/Officer, and the Trustee/Officer Defendants comprise the Boards. As disclosed in the SAI, Defendant Wagoner is considered to be an "Interested Person" of the Funds because of his ownership of shares of Wachovia Corporation,

the parent of the Funds' investment advisor. Defendants Austin, Gifford, Keith, McDonnell, McVerry, Pettit, Richardson, Salton, Scofield, Shima and Wagoner have served as a Trustee/Officer of each of the Evergreen Trusts since 1991, 1974, 1983, 1988, 1993, 1984, 1982, 1984, 1984, 1993 and 1999, respectively. Thus, in order to bring this action for breaching their fiduciary duties, the Trustee/Officer Defendants would be required to sue themselves and their fellow Trustee/Officers with whom they have had close business and personal relationships for years. Accordingly, a majority of the Boards is incapable of evaluating a demand independently and disinterestedly.

<u>The Prospectuses Were Materially False And Misleading</u>

123. Plaintiffs and other members of the Class were entitled to, and did receive, prospectuses pursuant to which the Evergreen Funds shares were offered.

124. Prospectuses are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

125. Each of the Evergreen prospectuses and SAIs issued during the Class Period failed to properly disclose to investors material information about the Evergreen Funds and the fees and costs associated with them. As seen below, each of the Evergreen prospectuses contained the same materially false and misleading statements and omissions regarding strategies for growth, revenue sharing, directed brokerage, 12b-1 fees and Soft Dollars.

126. Each of the Evergreen prospectuses issued during the Class Period contained substantially the same materially false and misleading statements in that they omitted key information regarding the Funds' strategy for growth of assets, revenue sharing, directed brokerage, 12b-1 fees and Soft Dollars that were required to be disclosed in "easy to understand

language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

Material Omissions Regarding Strategies for Growth

127. The February 1, 2002 Prospectus for the Evergreen Domestic Growth Funds (the "Prospectus"), which includes various classes of the Evergreen Aggressive Growth Fund and the Evergreen Omega Fund, among others, is identical in substance to all prospectuses issued during the Class Period in that it omits to state that one of the principal methods for increasing assets of the Funds was through participation in "shelf-space programs." For example, for the Evergreen Aggressive Growth Fund, the Prospectus states, under the heading INVESTMENT OBJECTIVE, that "[t]he Fund seeks long-term capital growth."

128. This statement is materially false and misleading because it failed to disclose that one of the strategies of the Fund was to pay brokers kickbacks to steer clients into the Funds, thereby growing Fund assets in order to maximize management fees payable to the Investment Adviser.

Material Omissions Regarding Revenue Sharing

129. The February 1, 2003 Statement of Additional Information for the Evergreen Equity Trust, which includes various classes of numerous Evergreen Funds (the "SAI"), and the Prospectus for the Evergreen Domestic Growth Funds are identical in substance to all SAIs and Prospectuses issued during the Class Period in stating as follows with respect to its description of the distribution plan and method it offered its shares to the public that Defendants euphemistically referred to as "revenue sharing":

> The Agreements provide that EDI will use the distribution fees received from the Fund for the following purposes: **(1) to compensate broker-dealers or other persons for distributing Fund shares; (2) to compensate broker-dealers, depository institutions and other financial intermediaries for providing**

> **administrative, accounting and other services with respect to the Fund's shareholders; and (3) to otherwise promote the sale of Fund shares.**
>
> * * *
>
> The investment advisor may from time to time from its own funds or such other resources as may be permitted by rules of the SEC make payments for distribution services to EDI; the latter may in turn pay part or all of such compensation to brokers or other persons for their distribution assistance.
>
> * * *
>
> The Plans permit the payment of fees to brokers and others for distribution and shareholder-related administrative services and to broker-dealers, depository institutions, financial intermediaries and administrators for administrative services...The Plans are designed to (i) stimulate brokers to provide distribution and administrative support services to the Fund and holders of Class A, Class B, Class C, Class S, Class S1 and Institutional Service shares and (ii) stimulate administrators to render administrative support services to the Fund...

[Emphasis added.]

130. The SAI and Prospectus are materially false and misleading in that they failed to disclose, *inter alia,* the following material and damaging adverse facts which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space programs" whereby the broker steered clients into Evergreen Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs," and that the revenue sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) that the Investment Adviser Defendant directed brokerage payments to firms that favored Evergreen Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendant and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payments created undisclosed conflicts of interest;

(f) that the Evergreen Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Evergreen Funds to investors were not passed on to Evergreen Funds investors; but rather, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; and

(h) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant was able to systematically skim millions of dollars from the Evergreen Funds.

Material Omissions Regarding Directed Brokerage Business

131. The SAI and the Prospectus for the Evergreen Domestic Growth Funds are identical in substance to all SAIs and Prospectuses issued during the Class Period in that under the heading SELECTION OF BROKERS it states as follows:

> When buying and selling portfolio securities, **the advisor seeks brokers who can provide the most benefit to the Fund.** When selecting a broker, **the investment advisor will primarily look for the best price at the lowest commission**, but in the context of the broker's:
>
> 1. ability to provide the best net financial result to the Fund;
> 2. efficiency in handling trades;
> 3. ability to trade large blocks of securities;
> 4. readiness to handle difficult trades;
> 5. financial strength and stability; and
> 6. **provision of "research services,"** defined as (a) reports and analyses concerning issuers, industries, securities and economic factors and (b) other information useful in making investment decisions.
>
> * * *
>
> **When selecting a broker for portfolio trades, the investment advisor may also consider the amount of Fund shares a broker has sold,** subject to the other requirements described above.

[Emphasis added.]

132. The above statements are materially false and misleading in that they failed to disclose that Trustees chose brokers to execute sales of the Funds' portfolios -- and thereby directed the commissions from the sales of the portfolios securities to these brokers -- to satisfy negotiated arrangements with brokerages to give Evergreen "shelf-space" visibility and to push their clients in Evergreen Funds in exchange for directed brokerage. Additionally, the above statements are materially false and misleading for the following reasons:

(a) that the Investment Adviser Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space programs" whereby the broker steered clients into Evergreen Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs," and that the revenue sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) that the Investment Adviser Defendant directed brokerage payments to firms that favored Evergreen Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan;

(d) that the Evergreen Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendant and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(f) that such revenue sharing payments created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Evergreen Funds to investors were not passed on to Evergreen Funds investors; but rather, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; and

(h) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant was able to systematically skim millions of dollars from the Evergreen Funds.

Material Omissions Regarding 12b-1 Fees

133. The SAI and the Prospectus for the Evergreen Domestic Growth Funds are identical in substance to all SAIs and Prospectuses issued during the Class Period in that under the heading DISTRIBUTION EXPENSES UNDER RULE 12b-1 it states as follows:

> The Fund bears some of the costs of selling its...shares...including certain advertising, marketing and shareholder service expenses, pursuant to Rule 12b-1of the 1940 Act. These 12b-1 fees are indirectly paid by the shareholder, as shown by the Fund's expense table in the prospectus. The 12b-1 fees are composed of distribution fees and service fees which are described further below.
>
> * * *
>
> The Agreements provide that EDI will use the distribution fees received from the Fund for the following purposes:
>
> (1) to compensate broker-dealers or other persons for distributing Fund shares;
> (2) to compensate broker-dealers, depository institutions and other financial intermediaries for providing administrative, accounting and other services with respect to the Fund's shareholders; and
> (3) to otherwise promote the sale of Fund shares.

134. The above statement is materially false and misleading in that it fails to state that Evergreen used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks to brokers for directing their clients into Evergreen Funds. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that the Investment Adviser Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space programs" whereby the broker steered clients into Evergreen Funds;

(b) that the Investment Advisor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs," and that the revenue sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) that the Investment Adviser Defendant directed brokerage payments to firms that favored Evergreen Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan;

(d) that the Evergreen Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendant and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(f) that such revenue sharing payments created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Evergreen Funds to investors were not passed on to Evergreen Funds investors; but rather, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; and

(h) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant was able to systematically skim millions of dollars from the Evergreen Funds.

Material Omissions Regarding Soft Dollars

135. The SAI and Prospectus for the Evergreen Domestic Growth Funds are virtually identical in substance to all SAIs and Prospectuses issued during the Class Period in that under the headings SELECTION OF BROKERS and PRINCIPAL UNDERWRITER it states as follows:

> **The Fund may pay higher brokerage commissions to a broker providing it with research services**...including Wachovia Securities, Inc., an affiliate of the Fund's investment advisor. Pursuant to Section 28(e) of the Securities Exchange Act of 1934, this practice is permitted if the commission is reasonable in relation to the brokerage and research services provided. Research services provided by a broker to the investment advisor do not replace, but supplement, the services the investment advisor is required to deliver to the Fund. It is impracticable for the investment advisor to allocate the cost, value and specific application of such research services among its clients because research services intended for one client may indirectly benefit another.
>
> * * *
>
> From time to time, if, in EDI's judgment, it could benefit the sales of shares, EDI **may provide to selected broker-dealers promotional materials and selling aids, including, but not limited to, personal computers, related software, and data files.**

[Emphasis added.]

136. The SAIs and Prospectuses failed to disclose, *inter alia,* the following material and damaging adverse facts regarding Soft Dollars which damaged plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space programs" whereby the broker steered clients into Evergreen Funds;

(b) that the Investment Advisor Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs," and that the revenue sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) that the Investment Adviser Defendant directed brokerage payments to firms that favored Evergreen Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendant and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payments created undisclosed conflicts of interest;

(f) that the soft dollar commissions were not for payment of legitimate research costs, but were a concealed method of paying brokers for preferential treatment in the marketing of Evergreen Fund shares;

(g) that the Evergreen Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(h) that any economies of scale achieved by marketing of the Evergreen Funds to investors were not passed on to Evergreen Funds investors; but rather, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; and

(i) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant was able to systematically skim millions of dollars from the Evergreen Funds.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

137. Plaintiffs bring all of these claims, save Count V, as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who held one or more shares or like interests in any of the Evergreen Funds listed on Exhibit A attached hereto between June 14, 1999 and November 17, 2003, inclusive, and who were damaged thereby. Excluded from the Class are Defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

138. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Evergreen, the Evergreen Distributor and the Evergreen Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

139. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

140. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

141. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by Defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by Defendants' acts as alleged herein;

(c) whether Evergreen breached its common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by Defendants to the investing public during the Class Period failed to disclose material facts about the business, operations and financial statements of the Evergreen Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

142. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANT AND THE TRUSTEE/OFFICER DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

143. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

144. This Count is asserted against the Investment Adviser Defendant in its role as investment adviser to the Funds and against the Trustee/Officer Defendants for their role in the creation of the materially false and misleading Prospectuses.

145. The Investment Adviser Defendant and Trustee/Officer Defendants omitted to state facts necessary to prevent statements in registration statements and reports filed and disseminated pursuant to the Investment Company Act, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendant and Trustee/Officer Defendants failed to disclose the following:

(a) that the Investment Adviser Defendant authorized the payment from fund assets of excessive commissions and other payments to broker dealers in exchange for preferential marketing services known as "shelf-space" and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor;"

(b) that the Investment Adviser Defendant and/or the Distributor Defendants compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(c) that the Investment Adviser Defendant and/or the Distributor Defendants directed brokerage payments to firms that favored the Funds, which constituted a form of marketing that was not disclosed in or authorized by the Funds Rule 12b-1 Plan;

(d) that the Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12(b) of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that by paying brokers to aggressively steer their clients to the Funds, the Investment Adviser Defendant and/or the Distributor Defendants were knowingly and/or recklessly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(f) that any economies of scale achieved by marketing of the Funds to new investors were not passed on to the Funds' investors; on the contrary, as the Funds grew, fees charged to the Funds' investors continued to increase;

(g) that Defendants improperly used Soft Dollars and excessive commissions, paid from the Fund investors' assets, to pay for overhead expenses the cost of which should have been borne by Evergreen and not the Funds investors; and

(h) that the Trustee/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee/Officer Defendants failed to monitor and supervise the Investment Adviser Defendant and that, as a consequence, the Investment Adviser Defendant was able to systematically skim millions and millions of dollars from the Fund investors.

146. By reason of the conduct described above, the Investment Adviser Defendant and the Trustee/Officer Defendants violated Section 34(b) of the Investment Company Act.

147. As a direct, proximate and foreseeable result of the Investment Adviser Defendant's and Trustee/Officer Defendants' violation of Section 34(b) of the Investment Company Act, the Funds investors have incurred damages.

148. Plaintiffs and other members of the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by shareholders as a result of being induced to hold the Funds, rather than by the Funds themselves.

149. The Investment Adviser Defendant and Trustee/Officer Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST THE DISTRIBUTOR DEFENDANTS, THE INVESTMENT ADVISER DEFENDANT AND THE TRUSTEE/OFFICER DEFENDANTS PURSUANT TO SECTION 36(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

150. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

151. This Count is brought against the Distributor Defendants, the Investment Adviser Defendant and the Trustee/Officer Defendants for breach of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

152. The Distributor Defendants, the Investment Adviser Defendant and the Trustee/Officer Defendants had a fiduciary duty to the Class.

153. The Distributor Defendants, the Investment Adviser Defendant and the Trustee/Officer Defendants violated Section 36(a) by improperly charging investors in the Funds purported Rule 12b-1 marketing fees, and by drawing on assets of the Funds investors to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

154. By reason of the conduct described above, the Distributor Defendants, the Investment Adviser Defendant and the Trustee/Officer Defendants violated Section 36(a) of the Investment Company Act.

155. As a direct, proximate and foreseeable result of the Distributor Defendants', the Investment Adviser Defendant's and the Trustee/Officer Defendants' breaches of fiduciary duties in their roles as principal underwriter, investment advisers, and trustees and officers, respectively, to the Funds' investors, the Class has incurred millions of dollars in damages.

156. Plaintiffs, in this count, seek to enjoin Defendants from engaging in such practices in the future as well as recover improper Rule 12b-1 fees, Soft Dollars, excessive commissions, directed brokerage, directors' compensation and the management fees charged the Funds by the Distributor Defendants, the Investment Adviser Defendant and the Trustee/Officer Defendants.

COUNT III

AGAINST THE DISTRIBUTOR DEFENDANTS, THE INVESTMENT ADVISER DEFENDANT AND THE TRUSTEE/OFFICER DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

157. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

158. This Count is brought by the Class against the Distributor Defendants, the Investment Adviser Defendant and the Trustee/Officer Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

159. The Distributor Defendants, the Investment Adviser Defendant, and the Trustee/Officer Defendants had a fiduciary duty to the Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Distributor Defendants, the Investment Adviser Defendant, and the Trustee/Officer Defendants.

160. The Distributor Defendant, the Investment Adviser Defendants, and the Trustee Defendants violated Section 36(b) by improperly charging investors in the Funds purported Rule 12b-1 marketing fees. They caused the Funds and their investors to pay inflated commissions (including soft dollar payments) and recouped from the Funds and their investors, through management and other fees, the cost of any revenue sharing payments purportedly made from advisor or distributor assets. They also charged excessive advisory fees under 36(b) because they improperly inflated management fees because they shifted expenses from the Investment Advisers to the Funds investors without a corresponding reduction in their management fees to reflect that shift in expense.

161. By reason of the conduct described above, the Distributor Defendants, the Investment Adviser Defendant, and the Trustee/Officer Defendants violated Section 36(b) of the Investment Company Act.

162. The Trustee/Officer Defendants received improper payments, in that they received their compensation despite the fact they violated their fiduciary duties.

163. As a direct, proximate and foreseeable result of the Distributor Defendants', the Investment Adviser Defendant's and the Trustee/Officer Defendants' breach of their fiduciary

duties in their roles as principal underwriter, investment advisers, and trustees and officers, respectively, the Class has incurred millions and millions of dollars in damages.

164. Plaintiffs, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions, and advisor and management fees charged to the Funds by the Distributor Defendants, the Investment Adviser Defendant, and the Trustee/Officer Defendants.

COUNT IV

AGAINST EVERGREEN (AS CONTROL PERSON OF THE DISTRIBUTOR DEFENDANTS AND THE INVESTMENT ADVISER DEFENDANT) FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

165. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

166. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Evergreen as control person of the Distributor Defendants and the Investment Adviser Defendant who caused the Investment Adviser Defendant to commit the violations of the Investment Company Act alleged herein.

167. The Distributor Defendants are liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act to the Funds as set forth herein.

168. The Investment Adviser Defendant is liable under Sections 34(b), 36(a) and 36(b) of the Investment Company Act as set forth herein.

169. Evergreen was a "control person" of the Distributor Defendants and the Investment Adviser Defendant and caused the violations complained of herein. By virtue of its position of operational control and/or authority over the Investment Adviser Defendant and/or Distributor Defendants – Evergreen, directly and indirectly, had the power and authority, and

exercised the same, to cause the Distributor Defendants and/or the Investment Adviser Defendant to engage in the wrongful conduct complained of herein.

170. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Evergreen is liable to Plaintiffs to the same extent as are the Distributor Defendants and the Investment Adviser Defendant for their primary violations of Sections 34(b), 36(a) and 36(b) of the Investment Company Act.

171. By virtue of the foregoing, the Funds, Plaintiffs and other Class members are entitled to damages against Evergreen.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

AGAINST THE INVESTMENT ADVISER DEFENDANT UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE FUNDS

172. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

173. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

174. The Investment Adviser Defendant had advisory contracts with the Funds and served as "investment adviser" to the Funds and other members of the Class pursuant to the Investment Advisers Act. The Funds, and their shareholders, were the intended beneficiaries of these advisory contracts and investment advisor services.

175. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendant was required to serve the Funds in a manner in accordance with the federal fiduciary

standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

176. During the Class Period, the Investment Adviser Defendant breached its fiduciary duties to the Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Funds. The Investment Adviser Defendant breached its fiduciary duties owed to the Funds by engaging in the forementioned transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Funds. The Investment Adviser Defendant is liable as a direct participant in the wrongs complained of herein. The Investment Adviser Defendant, because of its position of authority and control over the Funds, was able to and did control the fees charged and collected, and otherwise control the operations of the Funds.

177. The Investment Adviser Defendant had a duty to (1) disseminate accurate and truthful information with respect to the Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Funds. The Investment Adviser Defendant participated in the wrongdoing complained of herein in order to prevent the Funds from knowing of the Investment Adviser Defendant's breaches of fiduciary duties including: (1) the charging of improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" in exchange for "shelf-space;" and (4) charging excessive and improper commission payments used to pay off brokers.

178. As a result of the Investment Adviser's multiple breaches of fiduciary duties owed to the Funds, the Funds were damaged.

179. The Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendant and recover all fees paid in connection with their enrollment pursuant to such agreements.

NEW YORK GENERAL BUSINESS LAW §349 CLAIMS

COUNT VI

AGAINST ALL DEFENDANTS FOR VIOLATION OF NEW YORK GENERAL BUSINESS LAW §349

180. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

181. This Count is brought pursuant to Section 349(h) of the New York General Business Law against all Defendants who misrepresented and omitted to inform Plaintiffs and the Class through uniform materials, and/or participated in the deceptive acts and practices alleged of herein, that fees paid by class members would be used for purposes other than that which they were actually used. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of all Defendants.

182. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the Fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendant was using so-called 12b-1 fees, directed brokerage (as defined above) and commissions to improperly and illegally siphon assets from the Funds.

183. These omissions, misrepresentations and practices alleged herein were unfair and deceptive when made and were made with the intent to, and did, (a) deceive Plaintiffs and the members of the Class, and (b) induce Plaintiffs and members of the Class to purchase and hold the Funds, in violation of Section 349.

184. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against all Defendants.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER DEFENDANT ON BEHALF OF THE CLASS

185. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

186. As adviser to the Funds that were made up of Plaintiffs' and other Class members' investments, the Investment Adviser Defendant was a fiduciary to the Plaintiffs and other members of the Class and was required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

187. As set forth above, the Investment Adviser Defendant breached its fiduciary duties to Plaintiffs and the Class.

188. Plaintiffs and the Class have been specifically injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendant and have suffered substantial damages.

189. Because the Investment Adviser Defendant acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendant is liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

BREACH OF FIDUCIARY DUTY AGAINST THE TRUSTEE/OFFICER DEFENDANTS ON BEHALF OF THE CLASS

190. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

191. As the Funds trustees, the Trustee/Officer Defendants had a fiduciary duty to the Funds and Funds investors to supervise and monitor the Investment Adviser Defendant.

192. The Trustee/Officer Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendant from (1) charging improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" in exchange for "shelf-space;" and (4) charging excessive and improper commission payments to brokers.

193. Plaintiffs and the Class have been specifically injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendant and have suffered substantial damages.

194. Because the Investment Adviser Defendant acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendant is liable for punitive damages in an amount to be determined by the jury.

<u>**COUNT IX**</u>

AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY
<u>**AGAINST ALL DEFENDANTS ON BEHALF OF THE CLASS**</u>

195. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

196. At all relevant times herein, the brokerages, including but not limited to Morgan Stanley, AG Edwards, Salomon Smith Barney, Merrill Lynch and Wachovia Securities, that sold the Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of the Class.

197. Defendants knew or should have known that the brokerages had these fiduciary duties.

198. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions from Evergreen in exchange for aggressively pushing the Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of the Class.

199. Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

200. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, Defendants are liable therefore.

201. As a direct, proximate and foreseeable result of Defendants' knowing participation in the brokerages' breach of fiduciary duties, Plaintiffs and the Class have suffered damages.

202. Because Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, Defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT CLAIMS

COUNT X

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE CLASS

203. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

204. Defendants have benefited from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs and the other members of the Class. It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by Plaintiffs and the other members of the Class and retained by Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class counsel under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Evergreen Funds rescission of their contracts with Evergreen, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Evergreen;

E. Ordering an accounting of all Evergreen Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: November 29, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

By: ______________________

Jerome M. Congress (JC - 2060)
Janine L. Pollack (JP - 0178)
Kim E. Levy (KL - 6996)
Michael R. Reese (MR - 3183)
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

WOLF POPPER LLP

By: ______________________

Marian P. Rosner (MR - 0410)
Michael A. Schwartz (MS -2352)
James A. Harrod (JH - 4400)
845 Third Avenue
New York, New York 10022
(212) 759-4600

Plaintiffs' Co-Lead Counsel

STULL, STULL & BRODY
Jules Brody (JB - 9151)
Aaron Brody (AB - 5850)
Tzivia Brody (TB - 7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, Pennsylvania 19004
(610) 667-7706

WEISS & LURIE
Joseph H. Weiss (JW - 4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Plaintiffs' Executive Committee

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center - Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

BRODSKY & SMITH, LLC
Evan J. Smith
240 Mineola Boulevard
Mineola, New York 11501
(516) 741-4977

Additional Plaintiffs' Counsel

EXHIBIT A

EXHIBIT A

EVERGREEN FUNDS

Evergreen Adjustable Rate Fund
Evergreen Aggressive Growth Fund
Evergreen Asset Allocation Fund
Evergreen Balanced Fund
Evergreen Blue Chip Fund
Evergreen California Municipal Bond Fund
Evergreen California Municipal Money Market Fund
Evergreen Connecticut Municipal Bond Fund
Evergreen Core Bond Fund
Evergreen Diversified Bond Fund
Evergreen Emerging Markets Growth Fund
Evergreen Equity Income Fund
Evergreen Equity Index Fund
Evergreen Fund
Evergreen Florida High Income Municipal Bond Fund
Evergreen Florida Municipal Bond Fund
Evergreen Florida Municipal Money Market Fund
Evergreen Foundation Fund
Evergreen Georgia Municipal Bond Fund
Evergreen Global Large Cap Equity Fund
Evergreen Global Leaders Fund
Evergreen Global Opportunities Fund
Evergreen Growth And Income Fund
Evergreen Growth Fund
Evergreen Health Care Fund
Evergreen High Grade Municipal Bond Fund
Evergreen High Income Municipal Bond Fund
Evergreen High Yield Bond Fund
Evergreen Income Advantage Fund
Evergreen Institutional 100% U.S. Treasury Income Fund
Evergreen Institutional Money Market Fund
Evergreen Institutional Mortgage Portfolio
Evergreen Institutional Municipal Money Market Fund
Evergreen Institutional Treasury Money Market Fund
Evergreen Institutional U.S. Government Money Market Fund
Evergreen Intermediate Municipal Bond Fund
Evergreen International Bond Fund
Evergreen International Equity Fund
Evergreen Large Cap Equity Fund
Evergreen Large Cap Value Fund
Evergreen Large Company Growth Fund
Evergreen Limited Duration Fund

Evergreen Managed Income Fund
Evergreen Maryland Municipal Bond Fund
Evergreen Masters Fund
Evergreen Mid Cap Growth Fund
Evergreen Mid Cap Value Fund
Evergreen Money Market Fund
Evergreen Municipal Bond Fund
Evergreen Municipal Money Market Fund
Evergreen New Jersey Municipal Bond Fund
Evergreen New Jersey Municipal Money Market Fund
Evergreen New York Municipal Bond Fund
Evergreen New York Municipal Money Market Fund
Evergreen North Carolina Municipal Bond Fund
Evergreen Omega Fund
Evergreen Pennsylvania Municipal Bond Fund
Evergreen Pennsylvania Municipal Money Market Fund
Evergreen Precious Metals Fund
Evergreen Prime Cash Management Money Market Fund
Evergreen Select High Yield Bond Fund
Evergreen Short-Intermediate Municipal Bond Fund
Evergreen Short Intermediate Bond Fund
Evergreen Small Cap Value Fund
Evergreen South Carolina Municipal Bond Fund
Evergreen Special Equity Fund
Evergreen Special Values Fund
Evergreen Strategic Core Bond Portfolio
Evergreen Strategic Growth Fund
Evergreen Strategic Income Fund
Evergreen Strategic Municipal Bond Fund
Evergreen Strategic Value Fund
Evergreen Tax Strategic Foundation Fund
Evergreen Technology Fund
Evergreen Treasury Money Market Fund
Evergreen U.S. Government Money Market Fund
Evergreen U.S. Government Fund
Evergreen Ultra Short Bond Fund
Evergreen Utilities And High Income Fund
Evergreen Utility And Telecommunications Fund
Evergreen Virginia Municipal Bond Fund

EXHIBIT B

VERIFICATION

I, Blanchard D. Smith, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: November 18, 2004

Blanchard D. Smith

Blanchard D. Smith

VERIFICATION

I, Sergio Grobler, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: November 19, 2004

VERIFICATION

I, Gene F. Osburn, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: 11/19/2004

CERTIFICATE OF SERVICE

I, Daniel P. Dietrich, do hereby certify that, on November 29, 2004, I caused a true and correct copy of the **Consolidated Amended Complaint** to be served both electronically and by regular U.S. Mail upon the following:

John Vassos
MORGAN, LEWIS & BOCKIUS LLP
101 Park Avenue, 44th Floor
New York, New York 10178
jvassos@morganlewis.com

Michael T. Sullivan
SULLIVAN & WORCESTER LLP
1290 Avenue of the Americas
New York, New York 10104
msullivan@sandw.com

Laura Steinberg
SULLIVAN & WORCESTER LLP
One Post Office Square
Boston, Massachusetts 02109
lsteinberg@sandw.com

Counsel for Defendants

Daniel P. Dietrich

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